Exhibit 99.1

Check-Cap Regains Compliance with Nasdaq Minimum Bid Price Requirement

ISFIYA, Israel, April 19, 2018 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced that it has received notification from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), which concerns minimum bid price listing requirements.  As previously announced, Check-Cap had been notified by Nasdaq that its ordinary shares failed to maintain a minimum bid price of $1.00 over 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

On April 4, 2018, Check-Cap effected a 1-for-12 reverse stock split of its outstanding ordinary shares in order to regain compliance with the Nasdaq requirement, which was effective at the open of trading on April 4, 2018. On April 18, 2018, Nasdaq provided confirmation to Check-Cap that for the last 10 consecutive business days, from April 4 to April 17, 2018, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is closed.

Check-Cap's ordinary shares trade on the Nasdaq Capital Market under the symbol "CHEK."

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com